Exhibit 99.1

JOYY Reports Fourth Quarter and Full Year 2025 Unaudited Financial Results

Singapore, March 11, 2026 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: JOYY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the fourth quarter and full year of 2025.

Fourth Quarter 2025 Financial Highlights1

·	Net revenues were US$581.9 million, an increase of 5.9% from US$549.4 million in the corresponding period of 2024 and 7.7% from US$540.2 million in the third quarter of 2025.
o	Live streaming revenues were US$394.4 million, compared with US$422.4 million in the corresponding period of 2024, representing an increase of 1.5% from US$388.5 million in the third quarter of 2025.
o	Advertising revenues[2] increased by 62.4% to US$145.4 million from US$89.6 million in the corresponding period of 2024 and by 29.3% from US$112.5 million in the third quarter of 2025.
o	Other revenues increased by 12.3% to US$42.1 million from US$37.5 million in the corresponding period of 2024 and by 7.2% from US$39.2 million in the third quarter of 2025.
·	Operating income was US$18.3 million, compared to operating loss of US$427.9 million in the corresponding period of 2024 and operating income of US$19.6 million in the third quarter of 2025.
·	Non-GAAP EBITDA[3] was US$50.6 million, compared with US$55.7 million in the corresponding period of 2024 and US$50.6 million in the third quarter of 2025.
·	Net income from continuing operations attributable to controlling interest of JOYY[4] was US$54.3 million, compared to net loss of US$304.1 million in the corresponding period of 2024 and net income of US$62.0 million in the third quarter of 2025.
·	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY[5] was US$70.3 million, compared with US$96.1 million in the corresponding period of 2024 and US$72.4 million in the third quarter of 2025.
·	Net Cash[6] as of December 31, 2025 was US$3,258.0 million.
·	Net cash from operating activities was US$116.0 million, compared with US$110.5 million in the corresponding period of 2024.

Full Year 2025 Highlights

·	Net revenues were US$2,124.2 million, compared with US$2,237.8 million in 2024.
o	Live streaming revenues were US$1,529.7 million, compared with US$1,788.0 million in 2024.
o	Advertising revenues increased by 37.1% to US$442.7 million from US$323.0 million in 2024.
o	Other revenues increased by 19.8% to US$151.9 million from US$126.8 million in 2024.
·	Operating income was US$55.8 million, compared to operating loss of US$405.6 million in 2024.
·	Non-GAAP EBITDA was US$189.8 million, representing an increase of 10.9% from US$171.2 million in 2024.
·	Net income from continuing operations attributable to controlling interest of JOYY was US$222.5 million, compared to net loss of US$146.2 million in 2024.
·	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$282.8 million, compared with US$298.5 million in 2024.

Fourth Quarter 2025 Business Highlights

Global community：

·	Global average mobile MAUs[7] reached 272.1 million in the fourth quarter of 2025, up by 3.4% from 263.1 million in the corresponding period of 2024 and up by 2.2% from 266.2 million in the third quarter of 2025. The Company continued to optimize its marketing strategies to focus on return on investment (ROI) and high-value users.

Live streaming：

·	Live streaming revenues reached US$394.4 million in the fourth quarter, including US$371.8 million from BIGO, representing an increase of 1.1% from the previous quarter and the third consecutive quarter of sequential growth. By region, live streaming revenues from developed countries and regions grew by 3.4% quarter over quarter.
·	Total paying users of BIGO[8] rose by 1.5% quarter over quarter to 1.54 million, while ARPPU[9] increased moderately quarter over quarter and reached US$222.8.
·	The Company continued to drive streamer incentive reforms and AI-powered enhancements across content distribution and payment experiences, which in turn supported steady gains in both user engagement and monetization. For example, by integrating LLM architecture and incorporating multi-modal information into its recommendation systems, Bigo Live improved its ability to understand both live-streaming content and user interests. This optimized recommendation precision and distribution efficiency led to a 5.6% increase in Bigo Live’s average viewing time per user quarter over quarter. User adoption of AI-generated virtual gifts continued to grow. In January 2026, the consumption of AI interactive gifts on Bigo Live accounted for over 30% of total virtual gift consumption.

Recent Development on New Initiatives- Advertising Technology：

·	Beginning in 2022, the Company ramped up efforts to diversify its revenue stream, cultivating its new initiatives in advertising technology and others. The Company has made steady progress advancing towards its strategic positioning as a global tech company powered by multiple growth engines.
·	In the fourth quarter, total non-live streaming revenues reached US$187.5 million, up by 47.6% year over year, representing 32.2% of total net revenues of the Company, compared with 23.1% in the corresponding period of 2024.
·	BIGO Ads is an AI-powered programmatic advertising platform. Launched to provide one-stop marketing and monetization solutions, it leverages deep learning, real-time bidding, and smart bidding models (such as oCPC and ROAS optimization) to enable brands to scale user acquisition and app developers to effectively unlock monetization potentials through connecting premium global demand.
·	In the fourth quarter, BIGO Ads' total revenues grew by 61.5% year over year and by 23.3% quarter over quarter to US$128.1 million. In particular, BIGO Audience Network, which includes third-party advertising revenues generated on network partners’ traffic properties, delivered exceptional results, up by 82.5% year over year and 27.3% quarter over quarter, demonstrating accelerated growth momentum on a sequential basis for the third consecutive quarter.
·	BIGO Ads has access to a vast traffic pool, comprising the Company’s own global average mobile MAU base and an extensive network of third-party traffic through seamless integration of developer traffic across major channels. During the quarter, Software Development Kit (SDK) advertising requests grew by 166% year over year and 23% quarter over quarter.
·	Broader traffic coverage, multi-vertical advertiser expansion, and ongoing algorithm optimization fueled accelerated growth. Web-based demands grew by 20% quarter over quarter. Mobile-based demands remained strong, with in-app advertising spending up by 39% quarter over quarter. Geographically, developed markets demonstrated strong momentum, with North America revenues growing by over 21% quarter over quarter and Western European revenues growing by 46% quarter over quarter.
·	Overall, the number of key cohorts increased by 29% quarter over quarter, with total spending from key cohorts up by 34% quarter over quarter.

Ms. Ting Li, Chairperson and Chief Executive Officer of JOYY, commented, “We closed 2025 on a strong note, with fourth-quarter total revenues of US$581.9 million, up by 5.9% year over year and 7.7% quarter over quarter, our first year-over-year revenue growth since the second half of 2024. This signals a pivotal moment in our topline trajectory and our strategic transformation.

Our live streaming business delivered its third consecutive quarter of sequential revenue recovery, with revenues showing a 1.5% quarter-over-quarter increase. Meanwhile, our advertising business demonstrated remarkable momentum, with BIGO Ads revenues reaching US$128.1 million, representing a 61.5% year-over-year increase and a 23.3% quarter-over-quarter increase.

Looking back at the full year of 2025, we made meaningful progress in shaping our strategic framework as a global technology company with multiple, synergistic growth engines. Driven by broader traffic coverage, multi-vertical advertiser expansion, and ongoing algorithm optimization, BIGO Ads achieved a 38.5% year-over-year revenue growth in 2025, with its third-party advertising revenues, Audience Network, accelerating to 56.3% year-over-year revenue growth. Operating cash flow remained robust, and we returned US$332.0 million to shareholders through share repurchases and dividends throughout 2025.

As we look ahead, we believe 2026 will be a landmark year for JOYY, marking the resolute beginning of our renewed growth journey. With our social entertainment business serving as the cornerstone of profitability and cash flow, and BIGO Ads and Shopline fueling our next stage of growth, we believe we are well-positioned for sustainable and profitable growth. Leveraging our integrated ecosystem, we remain committed to strengthening JOYY's position and delivering sustainable long-term value for our shareholders."

Fourth Quarter 2025 Financial Results

NET REVENUES

Net revenues were US$581.9 million, representing an increase of 5.9% from US$549.4 million in the corresponding period of 2024 and 7.7% from US$540.2 million in the third quarter of 2025.

Live streaming revenues were US$394.4 million, compared with US$422.4 million in the corresponding period of 2024, representing an increase of 1.5% from US$388.5 million in the third quarter of 2025. The year-over-year decrease was primarily due to proactive adjustments to the operational strategies and product features to enhance efficiency and compliance. The quarter-over-quarter increase was primarily driven by improved user spending sentiment through a more diversified content ecosystem and effective localized operations.

Advertising revenues increased by 62.4% to US$145.4 million from US$89.6 million in the corresponding period of 2024, and represented an increase of 29.3% from US$112.5 million in the third quarter of 2025. The year-over-year and quarter-over-quarter increases were due to strong performance of BIGO Ads, driven by expansion of traffic, geographic and vertical market diversification, and enhanced algorithm performance that resulted in improved advertisement delivery efficiency and higher advertiser spending.

Other revenues increased by 12.3% to US$42.1 million from US$37.5 million in the corresponding period of 2024 and by 7.2% from US$39.2 million in the third quarter of 2025, mainly driven by the continued steady growth of the Company’s smart commerce SaaS business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues was US$376.3 million in the fourth quarter of 2025, compared with US$345.7 million in the corresponding period of 2024 and US$347.1 million in the third quarter of 2025. BIGO’s cost of revenues increased by 9.3% year over year to US$333.3 million, and by 8.2% from US$308.1 million in the third quarter of 2025. The year-over-year and quarter-over-quarter sequential change was primarily attributable to a US$33.0 million and US$28.0 million increase in revenue-sharing fees and content costs, respectively, primarily resulting from higher traffic acquisition costs paid to third-party partners in relation to the expansion of the Company’s advertising business. All others’ cost of revenues increased by 5.5% year over year to US$43.1 million, and by 10.3% from the third quarter of 2025, generally in line with the increase in segment revenue.

Gross profit was US$205.6 million in the fourth quarter of 2025, compared with US$203.8 million in the corresponding period of 2024 and US$193.1 million in the third quarter of 2025. Gross margin was 35.3% in the fourth quarter of 2025, compared with 37.1% in the corresponding period of 2024 and 35.8% in the third quarter of 2025.

OPERATING EXPENSES AND INCOME

Operating expenses were US$187.8 million in the fourth quarter of 2025, compared with US$633.5 million in the same period of 2024 and US$174.2 million in the third quarter of 2025. Among the operating expenses, sales and marketing expenses were US$81.4 million, compared with US$67.0 million in the corresponding period of 2024 and US$72.1 million in the third quarter of 2025. The year-over-year increase primarily reflected a restoration of user acquisition activity, as the Company's ROI-focused marketing spending returned to regular levels following one-off advertising savings associated with a temporary app store interruption in the fourth quarter of 2024. Research and development expenses were US$61.5 million, compared with US$67.5 million in the corresponding period of 2024 and US$63.1 million in the third quarter of 2025. The year-over-year decrease was mainly attributable to a US$5.6 million decrease in employee compensation and welfare expenses, reflecting the Company's continued prudence and discipline in spending through enhanced resource sharing and operational synergy across different business units, while strategically allocating an incremental share of research and development resources towards BIGO Ads. General and administrative expenses were US$44.9 million, compared with US$44.0 million in the corresponding period of 2024 and US$39.1 million in the third quarter of 2025. Goodwill impairment charges of US$454.9 million were recorded in the fourth quarter of 2024, primarily attributable to goodwill associated with the Company's prior acquisitions and driven by lower valuations amid market conditions at that time. No comparable charge was recorded in the fourth quarter of 2025.

Operating income was US$18.3 million, compared to operating loss of US$427.9 million in the corresponding period of 2024 and operating income of US$19.6 million in the third quarter of 2025.

Non-GAAP operating income10 was US$40.8 million in the fourth quarter of 2025, compared with US$46.4 million in the corresponding period of 2024 and US$40.7 million in the third quarter of 2025. Non-GAAP operating income margin11 was 7.0% in the fourth quarter of 2025, compared with 8.4% in the corresponding period of 2024 and 7.5% in the third quarter of 2025.

Non-GAAP EBITDA was US$50.6 million, compared with US$55.7 million in the corresponding period of 2024 and US$50.6 million in the third quarter of 2025. Non-GAAP EBITDA margin12 was 8.7%, compared with 10.1% in the corresponding period of 2024 and 9.4% in the third quarter of 2025.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY was US$54.3 million, compared to net loss of US$304.1 million in the corresponding period of 2024 and net income of US$62.0 million in the third quarter of 2025. Net income margin was 9.3% in the fourth quarter of 2025, compared with net loss margin of 55.4% in the corresponding period of 2024 and net income margin of 11.5% in the third quarter of 2025.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$70.3 million, compared with US$96.1 million in the corresponding period of 2024 and US$72.4 million in the third quarter of 2025. Non-GAAP net income margin13 was 12.1% in the fourth quarter of 2025, compared with non-GAAP net income margin of 17.5% in the corresponding period of 2024 and 13.4% in the third quarter of 2025.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS14 was US$1.03 in the fourth quarter of 2025, compared with diluted net loss per ADS of US$5.67 in the corresponding period of 2024 and diluted net income per ADS of US$1.15 in in the third quarter of 2025.

Non-GAAP diluted net income from continuing operations per ADS15 was US$1.34 in the fourth quarter of 2025, compared with US$1.77 in the corresponding period of 2024 and US$1.36 in the third quarter of 2025.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2025, the Company had net cash6 of US$3,258.0 million, compared with US$3,275.9 million as of December 31, 2024. For the fourth quarter of 2025, net cash from operating activities was US$116.0 million.

SHARES OUTSTANDING

As of December 31, 2025, the Company had a total of 999.7 million common shares outstanding, representing the equivalent of 50.0 million ADSs assuming the conversion of all common shares into ADSs.

Full Year 2025 Financial Results

Net revenues for the full year of 2025 were US$2,124.2 million, compared with US$2,237.8 million in 2024.

Live streaming revenues for the full year of 2025 were US$1,529.7 million, compared with US$1,788.0 million in 2024.

Advertising revenues for the full year of 2025 increased by 37.1% to US$442.7 million from US$323.0 million in 2024. BIGO Ads revenues for the full year of 2025 increased by 38.5% to US$398.5 million from US$287.8 million in 2024.

Other revenues for the full year of 2025 increased by 19.8% to US$151.9 million from US$126.8 million in 2024.

Operating income was US$55.8 million for the full year of 2025, compared with an operating loss of US$405.6 million in 2024. Operating income margin was 2.6% in 2025, compared with an operating loss margin of 18.1% in 2024.

Non-GAAP operating income was US$150.8 million for the full year of 2025, compared to US$136.1 million in 2024. Non-GAAP operating income margin was 7.1% in 2025, compared to 6.1% in 2024.

Non-GAAP EBITDA was US$189.8 million for the full year of 2025, representing an increase of 10.9% from US$171.2 million in 2024. Non-GAAP EBITDA margin for the full year of 2025 was 8.9%, compared with 7.6% in 2024.

Net income from continuing operations attributable to controlling interest of JOYY for the full year of 2025 was US$222.5 million, compared with a net loss of US$146.2 million in 2024. Net income margin for the full year of 2025 was 10.5%, compared with a net loss margin of 6.5% in 2024.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY for the full year of 2025 was US$282.8 million, compared to US$298.5 million in 2024. Non-GAAP net income margin for the full year of 2025 was 13.3%, compared to 13.3% in 2024.

Diluted net income from continuing operations per ADS for the full year of 2025 was US$4.15, compared to diluted net loss per ADS of US$2.55 in 2024. Non-GAAP diluted net income from continuing operations per ADS was US$5.31 in 2025, compared to US$4.96 in 2024.

Business Outlook

For the first quarter of 2026, the Company expects net revenues to be between US$538 million and US$548 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from macroeconomic uncertainties.

Share Repurchase Programs

Pursuant to the Company's share repurchase program authorized in March 2025, which is effective till the end of 2027, the Company had repurchased approximately 2.4 million ADSs for an aggregate consideration of US$134.6 million on the open market during the full year of 2025, of which approximately 1.1 million ADSs for an aggregate consideration of US$67.4 million were repurchased during the fourth quarter of 2025.

Between December 31, 2025 and March 11, 2026, the Company repurchased an additional approximately 0.4 million ADSs, for an aggregate consideration of US$25.0 million. The remaining unutilized amount under the authorized share repurchase program was approximately US$140.0 million as of the date of this announcement.

Quarterly Dividend Program and Additional Cash Dividend

On March 19, 2025, the board of directors authorized a quarterly dividend program from 2025 to 2027, under which a total of approximately US$600 million in cash will be distributed on a quarterly basis over the three-year period. Accordingly, it is expected that a cash dividend of US$0.99 per ADS, or US$0.0495 per common share, will be paid pursuant to this quarterly dividend program. In addition, the Company is pleased to announce that, in light of its strong FY2025 performance and continued double-digit improvements in non-GAAP operational profitability, its board of directors has approved an additional cash dividend in a total amount of US$20 million (US$0.39 per ADS, or US$0.0195 per common share), representing approximately 10% of total cash dividends declared for fiscal year 2025. This additional cash dividend further demonstrates the Company's ongoing commitment to delivering shareholder value and its appreciation for shareholders' continued support for the Company's long-term growth. The additional cash dividend will be paid together with the aforementioned quarterly dividend.

Aggregating the quarterly cash dividend and the additional cash dividend for the first quarter of 2026, the Company's board of directors has declared a cash dividend in the aggregate amount of US$1.38 per ADS, or US$0.069 per common share, which is expected to be paid on May 8, 2026 to shareholders of record as of the close of business on April 22, 2026. The ex-dividend date will be April 22, 2026.

Anticipated Refinements to Segment Reporting

In light of its evolving business developments, the Company is currently evaluating certain refinements to its internal management and segment reporting structure. The Company currently expects to adopt a revised reportable segment structure beginning in the first quarter of 2026, following the changes to its management structure and CODM reporting. Should a revised segment reporting structure be adopted, historical segment information would be adjusted retrospectively. The Company will provide further details in its quarterly earnings releases in the future.

Adoption of Second Amended and Restated 2011 Share Incentive Plan

The Company has adopted the Second Amended and Restated 2011 Share Incentive Plan (the “New Plan”), as approved and authorized by the board of directors of the Company and its compensation committee. The New Plan amends and restates the previously adopted Amended and Restated 2011 Share Incentive Plan in its entirety and assumes all awards granted thereunder. Under the New Plan, the maximum aggregate number of shares of the Company available for grant of awards is initially 231,950,949 Class A common shares, plus an annual increase of 20,000,000 Class A common shares on the first day of each fiscal year, beginning in 2027, or such lesser number of Class A common shares as determined by the board of directors of the Company. The New Plan will expire upon the tenth anniversary of the adoption date.

Concurrently with the adoption of the New Plan, the previously adopted 2019 Share Incentive Awards Arrangement was also terminated. No more awards may be granted under the 2019 Share Incentive Awards Arrangement, and all awards that had been granted under the 2019 Share Incentive Awards Arrangement and remained outstanding were assumed by the New Plan.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Tuesday, March 10, 2026 (9:00 AM Singapore/Hong Kong Time on Wednesday, March 11, 2026). Details for the conference call are as follows:

Event Title: JOYY Inc. Fourth Quarter and Full Year 2025 Earnings Conference Call

Conference ID: #10053499

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10053499-no87g5.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through March 18, 2026, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10053499

About JOYY Inc.

JOYY (NASDAQ: JOYY) is a leading global technology company with a mission to enrich lives through technology. With a diversified product portfolio spanning live streaming, short-form videos, instant messaging, and emerging initiatives such as advertising and smart commerce SaaS, JOYY has transformed into a dynamic ecosystem powered by AI and data intelligence. Headquartered in Singapore and operating across the globe, JOYY empowers creators, merchants and enterprises worldwide. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online social entertainment and advertising market; JOYY’s ability to attract and retain users and advertisers; JOYY’s expectations regarding demand for and market acceptances of its products and services; JOYY’s ability to adopt the latest technology to enhance its operations; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating (loss) income, non-GAAP operating income (loss) margin, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY, non-GAAP net income (loss) margin attributable to controlling interest and common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) from continuing operations per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on deconsolidation and disposal of subsidiaries and business. Non-GAAP operating income (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP EBITDA is non-GAAP operating income (loss) added back depreciation and amortization (other than amortization of intangible assets resulting from assets and business acquisitions), and non-GAAP EBITDA margin is non-GAAP EBITDA as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) from continuing operations attributable to non-controlling interest shareholders. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, amortization of intangible assets from business acquisitions, and interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Investor Relations

Email: joyy-ir@joyy.com

1 The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the three months ended December 31, 2024, September 30, 2025 and December 31, 2025 and for the twelve months ended December 31, 2024 and December 31, 2025, as presented in this press release, primarily consisted of BIGO segment (primarily including Bigo Live, Likee and imo) and the All other segment.

2 The Company has been presenting advertising revenues as a separate line item in the financial statements since the third quarter of 2025, to better reflect the performance of its emerging advertising business.

3  Non-GAAP EBITDA is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) added back depreciation and amortization (other than amortization of intangible assets resulting from assets and business acquisitions). Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders.

5 Non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY is a non-GAAP financial measure, which is defined as net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, interest expenses related to the convertible bonds amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

6 Net cash is calculated as the sum of cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and held-to-maturity investments, less short-term and long-term loans.

7 Refers to average mobile monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s active mobile users for each month of such period, by (ii) the number of months in such period.

8 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period.

9 Average revenue per user is calculated by dividing the Company’s total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

10 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain (loss) on deconsolidation and disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

11 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

12 Non-GAAP EBITDA margin is a non-GAAP financial measure, which is defined as non-GAAP EBITDA as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

13 Non-GAAP net income (loss) margin is non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY as a percentage of net revenues.

14 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

15 Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	December 31,
	2024	2025
	US$	US$
Assets
Current assets
Cash and cash equivalents	444,761	374,248
Restricted cash and cash equivalents	371,332	21,593
Short-term deposits	1,061,011	192,535
Restricted short-term deposits	20,722	7,182
Short-term investments	288,589	613,702
Accounts receivable, net	121,861	154,439
Amounts due from related parties	467	106
Prepayments and other current assets(1)	247,538	255,566

Total current assets	2,556,281	1,619,371

Non-current assets
Long-term deposits and held-to-maturity investments	1,124,308	2,059,386
Deferred tax assets	2,563	9,782
Investments	530,685	551,802
Property and equipment, net	499,723	565,124
Land use rights, net	303,115	301,390
Intangible assets, net	277,257	221,963
Right-of-use assets, net	20,457	21,241
Goodwill	2,194,324	2,194,358
Other non-current assets	19,084	8,071

Total non-current assets	4,971,516	5,933,117

Total assets	7,527,797	7,552,488

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Short-term loans	34,853	10,672
Accounts payable	84,015	71,551
Deferred revenue	66,813	61,713
Advances from customers	4,031	5,408
Income taxes payable	78,304	64,533
Accrued liabilities and other current liabilities(1)	2,393,923	626,678
Amounts due to related parties	1,378	24,472
Lease liabilities due within one year	10,775	8,939

Total current liabilities	2,674,092	873,966

Non-current liabilities
Lease liabilities	9,948	12,029
Deferred revenue	12,635	9,522
Deferred tax liabilities	47,631	54,941

Total non-current liabilities	70,214	76,492

Total liabilities	2,744,306	950,458

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	December 31,
	2024	2025
	US$	US$
Mezzanine equity	23,733	25,333

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 714,663,197 shares outstanding as of December 31, 2024; 1,306,734,444 shares issued and 673,183,174 shares outstanding as of December 31, 2025, respectively)	7	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	3	3
Treasury shares (US$0.00001 par value; 603,177,267 and 633,551,270 shares held as of December 31, 2024 and December 31, 2025, respectively)	(1,223,186)	(1,302,098)
Additional paid-in capital	3,345,536	3,315,070
Statutory reserves	40,500	37,869
Retained earnings	2,796,745	4,699,089
Accumulated other comprehensive loss	(247,615)	(208,093)

Total JOYY Inc.’s shareholders’ equity	4,711,990	6,541,847

Non-controlling interests	47,768	34,850

Total shareholders’ equity	4,759,758	6,576,697

Total liabilities, mezzanine equity and shareholders’ equity	7,527,797	7,552,488

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company remains within cash and cash equivalents, restricted cash and cash equivalents, and short-term deposits as of December 31, 2024. Correspondingly, the advanced payments received have been recorded as accrued liabilities and other current liabilities on the Company’s consolidated balance sheet as of December 31, 2024. On February 25, 2025, the Company entered into agreements with Baidu and closed the sale of YY Live to Baidu.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	422,418	388,474	394,436	1,788,021	1,529,667
Advertising	89,570	112,516	145,430	323,013	442,718
Others	37,458	39,231	42,050	126,754	151,863

Total net revenues	549,446	540,221	581,916	2,237,788	2,124,248

Cost of revenues(2)	(345,663)	(347,090)	(376,275)	(1,431,585)	(1,361,616)

Gross profit	203,783	193,131	205,641	806,203	762,632

Operating expenses(2)
Research and development expenses	(67,485)	(63,094)	(61,538)	(278,740)	(247,133)
Sales and marketing expenses	(67,040)	(72,072)	(81,415)	(333,334)	(297,470)
General and administrative expenses	(44,015)	(39,050)	(44,867)	(152,517)	(164,529)
Goodwill impairment	(454,935)	-	-	(454,935)	-

Total operating expenses	(633,475)	(174,216)	(187,820)	(1,219,526)	(709,132)

Gain on disposal of subsidiary	-	-	-	1,643	-
Other income	1,839	637	444	6,055	2,320

Operating (loss) income	(427,853)	19,552	18,265	(405,625)	55,820

Interest expenses	(312)	(97)	(162)	(4,847)	(516)
Interest income and investment income	38,860	41,548	40,873	175,556	162,607
Foreign currency exchange gains (losses), net	9,613	(6,370)	(8,171)	764	(14,111)
(Loss) gain on fair value change of investments	(3,011)	4,102	(10,120)	6,636	12,320

(Loss) income before income tax expenses	(382,703)	58,735	40,685	(227,516)	216,120

Income tax expenses	(41)	(3,784)	(1,368)	(13,485)	(16,429)

(Loss) income before share of (loss) income in equity method investments, net of income taxes	(382,744)	54,951	39,317	(241,001)	199,691

Share of (loss) income in equity method investments, net of income taxes	(3,793)	4,236	11,868	(1,637)	11,610

Net (loss) income from continuing operations	(386,537)	59,187	51,185	(242,638)	211,301

Gain on disposal of YY Live(3)	-	-	-	-	1,875,921

Net (loss) income	(386,537)	59,187	51,185	(242,638)	2,087,222

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	82,392	2,773	3,142	96,402	11,213

Net (loss) income attributable to controlling interest of JOYY Inc.	(304,145)	61,960	54,327	(146,236)	2,098,435

Including：
Net (loss) income from continuing operations attributable to controlling interest of JOYY Inc.	(304,145)	61,960	54,327	(146,236)	222,514
Gain on disposal of YY Live(3)	-	-	-	-	1,875,921

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(347)	(347)	(346)	(1,388)	(1,387)

Net (loss) income attributable to common shareholders of JOYY Inc.	(304,492)	61,613	53,981	(147,624)	2,097,048

Including：
Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(304,492)	61,613	53,981	(147,624)	221,127
Gain on disposal of YY Live(3)	-	-	-	-	1,875,921

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Net (loss) income per ADS
——Basic	(5.67)	1.17	1.04	(2.55)	39.86
Continuing operations	(5.67)	1.17	1.04	(2.55)	4.20
Discontinued operations	-	-	-	-	35.66
——Diluted	(5.67)	1.15	1.03	(2.55)	39.37
Continuing operations	(5.67)	1.15	1.03	(2.55)	4.15
Discontinued operations	-	-	-	-	35.22

Weighted average number of ADS used in calculating net (loss) income per ADS
——Basic	53,737,863	52,557,478	51,794,999	57,892,728	52,604,993
——Diluted	53,737,863	53,354,913	52,629,562	57,892,728	53,262,375

(1)    Revenues by geographical areas were as follows:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Developed countries and regions	302,911	325,027	356,624	1,206,679	1,250,411
Middle East	77,708	57,404	58,899	317,848	244,222
Mainland China	53,221	49,229	59,817	233,578	208,722
Southeast Asia and others	115,606	108,561	106,576	479,683	420,893

Note:	Developed countries and region mainly included the United States of America, Singapore, Japan, South Korea and Great Britain. Middle East mainly included Saudi Arabia and other countries located in the region. Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Cost of revenues	295	1,416	1,199	1,720	3,927
Research and development expenses	2,774	2,444	3,231	12,408	9,418
Sales and marketing expenses	183	326	573	615	1,383
General and administrative expenses	2,554	3,372	4,035	8,457	11,072

(3)	Gain from disposal of YY Live amounted to approximately US$ 1.9 billion, which was reported as part of the net income from discontinued operations in the first quarter of 2025.

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Operating (loss) income	(427,853)	19,552	18,265	(405,625)	55,820
Share-based compensation expenses	5,806	7,558	9,038	23,200	25,800
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540	55,802	54,160
Impairment of goodwill and investments	454,935	-	-	464,321	15,000
Gain on disposal of subsidiary	-	-	-	(1,643)	-
Non-GAAP operating income	46,428	40,650	40,843	136,055	150,780
Depreciation and other amortization	9,296	9,905	9,774	35,103	38,972
Non-GAAP EBITDA	55,724	50,555	50,617	171,158	189,752

Net (loss) income from continuing operations	(386,537)	59,187	51,185	(242,638)	211,301
Share-based compensation expenses	5,806	7,558	9,038	23,200	25,800
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540	55,802	54,160
Impairment of goodwill and investments	454,935	-	-	464,321	15,000
Gain on disposal of subsidiary	-	-	-	(1,643)	-
Loss (gain) on fair value change of investments	3,011	(4,102)	10,120	(6,636)	(12,320)
Interest expenses related to the convertible bonds’ amortization to face value	-	-	-	435	-
Income tax effects on non-GAAP adjustments	(427)	(1,930)	(2,550)	(6,106)	(4,971)
Reconciling items on the share of equity method investments	3,802	(4,111)	(13,483)	(1,631)	(14,673)
Non-GAAP net income from continuing operations	94,130	70,142	67,850	285,104	274,297

Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(304,492)	61,613	53,981	(147,624)	221,127
Share-based compensation expenses	5,806	7,558	9,038	23,200	25,800
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540	55,802	54,160
Impairment of goodwill and investments	454,935	-	-	464,321	15,000
Gain on disposal of subsidiary	-	-	-	(1,643)	-
Loss (gain) on fair value change of investments	3,011	(4,102)	10,120	(6,636)	(12,320)
Interest expenses related to the convertible bonds’ amortization to face value	-	-	-	435	-
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	347	347	346	1,388	1,387
Income tax effects on non-GAAP adjustments	(427)	(1,930)	(2,550)	(6,106)	(4,971)
Reconciling items on the share of equity method investments	3,802	(4,111)	(13,483)	(1,631)	(14,673)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(80,434)	(492)	(722)	(83,008)	(2,665)
Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	96,088	72,423	70,270	298,498	282,845

Non-GAAP net income from continuing operations per ADS

——Basic	1.79	1.38	1.36	5.16	5.38
——Diluted	1.77	1.36	1.34	4.96	5.31

Weighted average number of ADS used in calculating Non-GAAP net income from continuing operations per ADS
——Basic	53,737,863	52,557,478	51,794,999	57,892,728	52,604,993
——Diluted	54,263,057	53,354,913	52,629,562	60,654,393	53,262,375

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2025
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	371,777	22,659	-	394,436
Advertising	128,113	17,317	-	145,430
Others	1,526	40,813	(289)	42,050

Total net revenues	501,416	80,789	(289)	581,916

Cost of revenues(2)	(333,272)	(43,078)	75	(376,275)

Gross profit	168,144	37,711	(214)	205,641

Operating expenses(2)
Research and development expenses	(38,229)	(23,486)	177	(61,538)
Sales and marketing expenses	(55,330)	(26,106)	21	(81,415)
General and administrative expenses	(19,058)	(25,825)	16	(44,867)

Total operating expenses	(112,617)	(75,417)	214	(187,820)

Other income	321	123	-	444

Operating income (loss)	55,848	(37,583)	-	18,265

Interest expenses	(644)	(21)	503	(162)
Interest income and investment income	13,641	27,735	(503)	40,873
Foreign currency exchange losses, net	(8,061)	(110)	-	(8,171)
Loss on fair value change of investments	(1,152)	(8,968)	-	(10,120)

Income (loss) before income tax (expenses) benefits	59,632	(18,947)	-	40,685

Income tax (expenses) benefits	(3,572)	2,204	-	(1,368)

Income (loss) before share of income in equity method investments, net of income taxes	56,060	(16,743)	-	39,317

Share of income in equity method investments, net of income taxes	-	11,868	-	11,868

Net income (loss) from continuing operations	56,060	(4,875)	-	51,185

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2025
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	842	357	1,199
Research and development expenses	2,156	1,075	3,231
Sales and marketing expenses	459	114	573
General and administrative expenses	214	3,821	4,035

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2025
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	55,848	(37,583)	18,265
Share-based compensation expenses	3,671	5,367	9,038
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Non-GAAP operating income (loss)	68,469	(27,626)	40,843
Depreciation and other amortization	4,772	5,002	9,774
Non-GAAP EBITDA	73,241	(22,624)	50,617

Net income (loss) from continuing operations	56,060	(4,875)	51,185
Share-based compensation expenses	3,671	5,367	9,038
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Loss on fair value change of investments	1,152	8,968	10,120
Income tax effects on non-GAAP adjustments	(974)	(1,576)	(2,550)
Reconciling items on the share of equity method investments	-	(13,483)	(13,483)
Non-GAAP net income (loss) from continuing operations	68,859	(1,009)	67,850

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2025
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	367,744	20,730	-	388,474
Advertising	103,942	8,574	-	112,516
Others	749	38,785	(303)	39,231

Total net revenues	472,435	68,089	(303)	540,221

Cost of revenues(2)	(308,107)	(39,051)	68	(347,090)

Gross profit	164,328	29,038	(235)	193,131

Operating expenses(2)
Research and development expenses	(40,950)	(22,331)	187	(63,094)
Sales and marketing expenses	(51,832)	(20,263)	23	(72,072)
General and administrative expenses	(18,385)	(20,690)	25	(39,050)

Total operating expenses	(111,167)	(63,284)	235	(174,216)

Other income	270	367	-	637

Operating income (loss)	53,431	(33,879)	-	19,552

Interest expenses	(826)	(22)	751	(97)
Interest income and investment income	14,305	27,994	(751)	41,548
Foreign currency exchange losses, net	(6,085)	(285)	-	(6,370)
Gain on fair value change of investments	91	4,011	-	4,102

Income (loss) before income tax (expenses) benefits	60,916	(2,181)	-	58,735

Income tax (expenses) benefits	(5,626)	1,842	-	(3,784)

Income (loss) before share of income in equity method investments, net of income taxes	55,290	(339)	-	54,951

Share of income in equity method investments, net of income taxes	-	4,236	-	4,236

Net income from continuing operations	55,290	3,897	-	59,187

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2025
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	1,230	186	1,416
Research and development expenses	1,903	541	2,444
Sales and marketing expenses	259	67	326
General and administrative expenses	390	2,982	3,372

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2025
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	53,431	(33,879)	19,552
Share-based compensation expenses	3,782	3,776	7,558
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Non-GAAP operating income (loss)	66,163	(25,513)	40,650
Depreciation and other amortization	4,574	5,331	9,905
Non-GAAP EBITDA	70,737	(20,182)	50,555

Net income from continuing operations	55,290	3,897	59,187
Share-based compensation expenses	3,782	3,776	7,558
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Gain on fair value change of investments	(91)	(4,011)	(4,102)
Income tax effects on non-GAAP adjustments	(763)	(1,167)	(1,930)
Reconciling items on the share of equity method investments	-	(4,111)	(4,111)
Non-GAAP net income from continuing operations	67,168	2,974	70,142

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	400,281	22,137	-	422,418
Advertising	79,308	10,262	-	89,570
Others	385	37,476	(403)	37,458

Total net revenues	479,974	69,875	(403)	549,446

Cost of revenues(2)	(304,926)	(40,822)	85	(345,663)

Gross profit	175,048	29,053	(318)	203,783

Operating expenses(2)
Research and development expenses	(43,641)	(24,072)	228	(67,485)
Sales and marketing expenses	(44,990)	(22,076)	26	(67,040)
General and administrative expenses	(17,025)	(27,054)	64	(44,015)
Goodwill impairment	-	(454,935)	-	(454,935)

Total operating expenses	(105,656)	(528,137)	318	(633,475)

Other income	398	1,441	-	1,839

Operating income (loss)	69,790	(497,643)	-	(427,853)

Interest expenses	(1,153)	(41)	882	(312)
Interest income and investment income	11,905	27,837	(882)	38,860
Foreign currency exchange gains (losses), net	10,359	(746)	-	9,613
(Loss) gain on fair value change of investments	(4,156)	1,145	-	(3,011)

Income (loss) before income tax (expenses) benefits	86,745	(469,448)	-	(382,703)

Income tax (expenses) benefits	(2,926)	2,885	-	(41)

Income (loss) before share of loss in equity method investments, net of income taxes	83,819	(466,563)	-	(382,744)

Share of loss in equity method investments, net of income taxes	-	(3,793)	-	(3,793)

Net income (loss) from continuing operations	83,819	(470,356)	-	(386,537)

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	140	155	295
Research and development expenses	1,639	1,135	2,774
Sales and marketing expenses	39	144	183
General and administrative expenses	463	2,091	2,554

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	69,790	(497,643)	(427,853)
Share-based compensation expenses	2,281	3,525	5,806
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Goodwill impairment	-	454,935	454,935
Non-GAAP operating income (loss)	81,021	(34,593)	46,428
Depreciation and other amortization	3,881	5,415	9,296
Non-GAAP EBITDA	84,902	(29,178)	55,724

Net income (loss) from continuing operations	83,819	(470,356)	(386,537)
Share-based compensation expenses	2,281	3,525	5,806
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Goodwill impairment	-	454,935	454,935
Loss (gain) on fair value change of investments	4,156	(1,145)	3,011
Income tax effects on non-GAAP adjustments	(778)	351	(427)
Reconciling items on the share of equity method investments	-	3,802	3,802
Non-GAAP net income (loss) from continuing operations	98,428	(4,298)	94,130